# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Minds Biosciences Inc., CIK 0001827401
CUSIP: 10919W405
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 19 Vestry Street, New York, New York (NY), 10013
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 444,649; sole dispositive power 0; shared dispositive power 444,649; aggregate amount beneficially owned 444,649 (6.3% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 444,649; sole dispositive power 0; shared dispositive power 444,649; aggregate amount beneficially owned 444,649 (6.3% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 444,649; sole dispositive power 0; shared dispositive power 444,649; aggregate amount beneficially owned 444,649 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Bright Minds Biosciences Inc.
Address of issuer's principal executive offices: 19 Vestry Street, New York, NY 10013

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to Common Shares without par value (the "Common Shares"), of Bright Minds Biosciences Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 7,043,989 Common Shares outstanding as of January 31, 2025, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 14, 2025.

The Master Fund directly holds 444,649 Common Shares. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 6.3%
Mr. Edelman: 6.3%
Master Fund: 6.3
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 444,649
Mr. Edelman: 444,649
Master Fund: 444,649
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 444,649
Mr. Edelman: 444,649
Master Fund: 444,649

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2025)